# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTAI INFRASTRUCTURE INC., CIK 0001899883
CUSIP: 35953C106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS 45th Floor, NY, New York (NY), 10105
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000934389

## Reporting persons
- Steven D. Lebowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 257,500; shared voting power 5,135,071; sole dispositive power 257,500; shared dispositive power 5,454,571; aggregate amount beneficially owned 5,712,071 (5.01% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) This number includes shares held by The Lebowitz Family Stock, LLC, a limited liability company of which Steven D. Lebowitz is the sole manager.
  
  (3) This number includes shares held by (a) Deborah P. Lebowitz, (b) The Steven & Deborah Lebowitz Foundation (the "Foundation"), a trust over which Steven D. Lebowitz serves as a co-trustee, (c) the Lebowitz Family Trust - 1986, dated October 7, 1986, as amended (the "LF Trust"), a trust over which Steven D. Lebowitz serves as a co-trustee, (d) Kora Miri Silverberg 2021 Irrevocable Trust, and (e) Isla Silverberg 2020 Irrevocable Trust.
  
  (4) This number includes shares held by (a) Lauren Lebowitz Salem, (b) Robert Lebowitz, (c) Kathryn Lebowitz Silverberg, (d) the A&A Lebowitz Trust (the "AA Trust"), (e) Susan Pearlstein, and (f) and Debra Paul.
  
  (5) Based on 113,941,865 shares of common stock of FTAI Infrastructure Inc. (the "Issuer") outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Deborah P. Lebowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,135,071; sole dispositive power 0; shared dispositive power 5,135,071; aggregate amount beneficially owned 5,135,071 (4.51% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) This number includes shares held by (a) the Foundation, a trust over which Deborah P. Lebowitz serves as a co-trustee, (b) the LF Trust, a trust over which Deborah P. Lebowitz serves as a co-trustee, (c) Kora Miri Silverberg 2021 Irrevocable Trust, and (d) Isla Silverberg 2020 Irrevocable Trust.
  
  (3) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025
- Lauren Lebowitz Salem: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 25,000; shared voting power 0; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0.02% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Robert Lebowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,000; shared voting power 0; sole dispositive power 0; shared dispositive power 2,000; aggregate amount beneficially owned 2,000 (0% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Kathryn Lebowitz Silverberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 87,500; shared voting power 0; sole dispositive power 0; shared dispositive power 87,500; aggregate amount beneficially owned 87,500 (0.08% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Andrew Lebowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 197,500; sole dispositive power 0; shared dispositive power 197,500; aggregate amount beneficially owned 197,500 (0.17% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) This number includes shares held by the AA Trust, a trust over which Andrew Lebowitz serves as a co-trustee.
  
  (3) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Ashley Lebowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 197,500; sole dispositive power 0; shared dispositive power 197,500; aggregate amount beneficially owned 197,500 (0.17% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) This number includes shares held by the AA Trust, a trust over which Ashley Lebowitz serves as a co-trustee.
  
  (3) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- The Lebowitz Family Stock, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 257,500; shared voting power 0; sole dispositive power 257,500; shared dispositive power 0; aggregate amount beneficially owned 257,500 (0.23% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Susan Pearlstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,500; shared voting power 0; sole dispositive power 0; shared dispositive power 2,500; aggregate amount beneficially owned 2,500 (0% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Debra Paul: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,000; shared voting power 0; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Kora Miri Silverberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,000; sole dispositive power 0; shared dispositive power 17,000; aggregate amount beneficially owned 17,000 (0.02% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.
- Isla Silverberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,000; sole dispositive power 0; shared dispositive power 17,000; aggregate amount beneficially owned 17,000 (0.02% of the class)
  Comment: (1) The number of shares reported as beneficially owned as of April 9, 2025.
  
  (2) Based on 113,941,865 shares of common stock of the Issuer outstanding as of March 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2025.

## Item 1. Issuer
Name of issuer: FTAI INFRASTRUCTURE INC.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 45th Floor New York, NY 10105

## Item 2. Person Filing
Name of person filing:
Steven D. Lebowitz, Deborah P. Lebowitz, Lauren Lebowitz Salem, Robert Lebowitz, Kathryn Lebowitz Silverberg, Andrew Lebowitz, Ashley Lebowitz, The Lebowitz Family Stock, LLC, Kora Miri Silverberg, Isla Silverberg, Susan Pearlstein and Debra Paul (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
1333 Second Street, Suite 650
Santa Monica, CA 90401
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Please see attached the statement in Exhibit 99.2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Steven D. Lebowitz: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Deborah P. Lebowitz: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Lauren Lebowitz Salem: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Robert Lebowitz: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Kathryn Lebowitz Silverberg: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Andrew Lebowitz: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Ashley Lebowitz: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- The Lebowitz Family Stock, LLC: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Susan Pearlstein: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Debra Paul: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Kora Miri Silverberg: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)
- Isla Silverberg: /s/ Andrew Collins, Andrew Collins, Attorney-In-Fact (04/16/2025)